SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 14)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2014

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.44% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. G20045202	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.44% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

CUSIP No. G20045202	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.44% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D and on March 7, 2014 by Amendment No. 13 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 14 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

        Except as specifically amended by this Amendment No. 14, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:

On March 24, 2014, the Issuer and TW Holdings B.V. entered into the Purchase Agreement pursuant to which TW Holdings B.V. committed, subject to the satisfaction or waiver of certain conditions, including the funding of the Term Loan (if the Rights Offering, Backstop Private Placement and TW Private Placement are closed prior to the Bridge Date), to (a) exercise in full its subscription privilege in the Rights Offering at the Subscription Price of $100.00 per Unit in respect of all of the 2,229,644 Rights allocated to TW Holdings B.V. in respect of its shares of Class A Common Stock, Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Shares, (b) purchase 581,533 Private Placement Units at the Subscription Price in the TW Private Placement and (c) purchase in the Backstop Private Placement at the Subscription Price any Units that are not purchased by holders of outstanding shares of the Issuer’s Class A Common Stock, Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Shares (other than TW Holdings B.V.) through the exercise of rights in the Rights Offering.  Each Unit will consist of (a) one New Note in the original principal amount of $100.00 and (b) 21 Unit Warrants, with each Unit Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $1.00 per share.  The exact amount of Units to be purchased by TW Holdings B.V. pursuant to the Backstop Private Placement depends on the number of Units purchased by the Issuer’s shareholders (other than TW Holdings B.V.) through the exercise of rights in the Rights Offering.

In accordance with the terms of the Framework Agreement, the number of Rights allocated to TW Holdings B.V. in the Rights Offering, the number of Private Placement Units and the number of Unit Warrants in each Unit described above have been revised from the corresponding numbers set forth in the Framework Agreement and disclosed in Amendment No. 13 to Schedule 13D filed on March 7, 2014 due to changes in the number of outstanding shares of Class A Common Stock occurring through the record date for the Rights Offering and the Euro/U.S. Dollar spot exchange rate published in the Wall Street Journal occurring through the date immediately preceding the date of the Issuer’s prospectus relating to the Rights Offering.

    The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 99.28 and is incorporated by reference into this Item 3.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)  As of the close of business on March 21, 2014, the Reporting Persons beneficially owned 61,407,775 shares of Class A Common Stock, representing approximately 45.44% of the outstanding shares of CME Common Stock.  The percentage of beneficial ownership has been determined based on the 135,126,867 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, as disclosed in the Proxy Statement on Schedule 14A filed by the Issuer on March 21, 2014.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of CME Common Stock other than as set forth herein.

(b)  As of the close of business on March 21, 2014, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 61,407,775 shares of Class A Common Stock.

(c)  Except as described in Item 3, Item 4 and Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d)  Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the description of the Purchase Agreement in Item 3 of this Amendment No. 14.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.28
Standby Purchase Agreement, dated as of March 24, 2014, by and between Central European Media Enterprises Ltd. and Time Warner Media Holdings B.V. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on March 27, 2014)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2014

TIME WARNER INC.
By:	/s/ Howard M. Averill
Name: Howard M. Averill
Title: Executive Vice President and Chief Financial Officer

TW MEDIA HOLDINGS LLC
By:	/s/ Howard M. Averill
Name: Howard M. Averill
Title: Executive Vice President and Chief Financial Officer

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Stephen Kapner
Name: Stephen Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067
Robert C. Clark	Distinguished Service Professor at Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036
Carlos M. Gutierrez	Co-Chair, Albright Stonebridge Group (global strategy firm)	555 Thirteenth Street, NW Suite 300 West Washington, DC 20004

Fred Hassan	Partner and Managing Director, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 40th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman and Chief Executive Officer, Carver Bancorp, Inc. (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027

____________________
*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Douglas S. Shapiro	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

________________
*    Citizen of France